                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               SL INDUSTRIES, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784413106
                                 ---------------
                                 (CUSIP Number)

            James H. Carll, Archer & Greiner, One Centennial Square,
                      Haddonfield, NJ 08033 (609-795-2121)
           ----------------------------------------------------------
                          (Name, Address and Telephone
                           Number of Person Authorized
                             to Receive Notices and
                                 Communications)

                                 August 26, 1997
                          ------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                Page 1 of 5 Pages

CUSIP NO.     784413106
          -----------------

-------------------------------------------------------------------------------
1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons

                    UM Investment Corporation    51-0266463
-------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [   ]
   (b)      [   ]


-------------------------------------------------------------------------------
3) SEC Use Only


-------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

                                       WC
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6) Citizenship or Place of Organization

                                    Delaware
-------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power
Beneficially                                                    375,500
Owned By Each              ----------------------------------------------------
Reporting                  (8)      Shared Voting Power
Person                                                            --
With                       ----------------------------------------------------
                           (9)      Sole Dispositive Power
                                                                375,500
                           ----------------------------------------------------
                           (10)     Shared Dispositive Power
                                                                  --


-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               375,500
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [  ]

-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                                      6.5%
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

                                    CO
-------------------------------------------------------------------------------

CUSIP NO.     784413106
          -----------------

-------------------------------------------------------------------------------
1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons

                    UM Holdings, Ltd.    22-1982496
-------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      [   ]
   (b)      [   ]


-------------------------------------------------------------------------------
3) SEC Use Only


-------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

                                       WC
-------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6) Citizenship or Place of Organization

                                   New Jersey
-------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power
Beneficially                                                    Zero
Owned By Each              ----------------------------------------------------
Reporting                  (8)      Shared Voting Power
Person                                                          Zero
With                       ----------------------------------------------------
                           (9)      Sole Dispositive Power
                                                                Zero
                           ----------------------------------------------------
                           (10)     Shared Dispositive Power
                                                                Zero


-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                      Zero
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [  ]

-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                                      Zero
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

                                    HC and CO
-------------------------------------------------------------------------------

         The Reporting Persons have discovered that the Statement on Schedule 13D dated July 18, 1996, as heretofore amended, inadvertently failed to include a purchase of 5,000 shares of stock. Accordingly, the Schedule 13-D is hereby further amended as follows:

Item 3 - Source and Amount of Funds or Other Consideration.

         Item 3 of Schedule 13D is amended to add the following paragraph:

         "Internal funds in the approximate amount of $35,000 were utilized to fund the purchase of the 5,000 shares of the Common Stock referred to in Item 5 of this Amendment No. 4"

Item 5 - Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is amended by deleting the first and fourth paragraphs thereof and substituting therefor the following:

         "UM Investment beneficially owns 375,500 shares of the Common Stock, representing 6.5% of the outstanding Common Stock (based upon the outstanding shares as indicated in SL's most recent available filing with the Securities and Exchange Commission)."

         "On March 26, 1997, UM Investment purchased, in a market transaction by a broker acting on its behalf, 5,000 shares of the Common Stock, at a price per share of $7.00. No transactions in the Common Stock were effected during the past 60 days by UM Investment or UM or, to the best of UM's knowledge, by any of the persons listed on Schedule I hereto."

         After reasonable enquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 26, 1997
---------------------------
Date



/s/ John Aglialoro
---------------------------
Signature



John Aglialoro
Chairman
UM Holdings, Ltd. and
UM Investment Corporation
---------------------------
Name/Title